VF 4-27-05

AM 4-25-2005



05041484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL RECEIVED
PROCESSING
APR 19 2005
WASH. D.C.
SECTION

SEC FILE NUMBER
8- 49370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INTEGRITY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

328 - 8th STREET
(No. and Street)

OAKLAND	CALIFORNIA	94607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN DURDEN (925) 447-7660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4-25-2005

OATH OR AFFIRMATION

I, DELONG LAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY SECURITIES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DE LONG LIU
Comm. # 1398697
NOTARY PUBLIC - CALIFORNIA
Alameda County
My Comm. Expires Feb. 7, 2007

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Independent auditors' supplemental report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Integrity Securities, Inc.
Oakland, California

We have audited the statement of financial condition of Integrity Securities, Inc. (a California corporation) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities and Exchange Commission.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



CERTIFIED PUBLIC ACCOUNTANTS

March 21, 2005

INTEGRITY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash and cash equivalents	$ 23,423
Deposit with clearing broker	65,203
Commissions receivable	10,000
Property and equipment	2,103
Other assets	5,825
	$ 106,554

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 5,710
State income tax payable	800
Expense reimbursement payable	15,320
Total liabilities	21,830
Stockholder's equity	
Common stock, no par, 10,000,000 shares authorized, 1,150,000 shares issued and outstanding	115,000
Additional paid in capital	29,500
Deficit	(59,776)
Total stockholder's equity	84,724
	$ 106,554

See notes to financial statements.

INTEGRITY SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

REVENUES	
Commissions	$ 222,806
Other income	2,613
Loss on investment	(5,025)
Interest income	2,017
	222,411
EXPENSES	
Commissions	78,109
Professional fees	17,921
Clearing costs	82,552
Occupancy	3,750
Regulatory fees	1,440
Other operating expenses	37,093
	220,865
INCOME BEFORE INCOME TAXES	1,546
INCOME TAXES	800
NET INCOME	$ 746

See notes to financial statements.

INTEGRITY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2004

	Common Stock -	Paid in Capital	Retained Earnings/ Deficit	Total
Balance, December 31, 2003	$ 115,000	$ 29,500	$ (60,522)	$ 83,978
Net income	-		746	746
Balance, December 31, 2004	$ 115,000	$ 29,500	$ (59,776)	$ 84,724

See notes to financial statements.

INTEGRITY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 746
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Depreciation and amortization	4,884
Change in assets and liabilities:	
Decrease (increase) in:	
Deposit with clearing broker	(30,024)
Commissions receivable	4,920
Other assets	5,025
Increase (decrease) in:	
Accounts payable	(4,964)
Expense reimbursement payable	15,320
Total adjustments	(4,839)
Net cash used by operating activities	(4,093)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,093)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	27,516
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 23,423
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Income taxes	$ 800
Interest	$ 0

See notes to financial statements.

INTEGRITY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2004

NOTE A – Summary of Significant Accounting Policies

General

Integrity Securities, Inc. (the Company), a California corporation, was incorporated in July, 1996, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in April, 1997. The Company is a full service broker and dealer in securities.

Accounting

These financial statements are prepared using the accrual method of accounting.

Property and Equipment

Property and equipment purchases greater than $500 are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets (five to seven years). Leasehold improvements are amortized over the life of the lease (three years).

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all transactions for customers on a fully disclosed basis with a clearing broker-dealer and who promptly transmit all customer funds and securities to the clearing broker-dealer.

Securities Transactions

Securities transactions are recorded on the trade date.

INTEGRITY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2004

NOTE A – Summary of Significant Accounting Policies (Continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of expensing any advertising costs as incurred.

Income Taxes

Commencing in 1998, the Company, with the consents of its shareholders, elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for minimum state income taxes.

NOTE B – Furniture and Equipment

Furniture and equipment consist of the following:

Furniture and equipment	$ 40,253
Leasehold improvements	5,374
	45,627
Less accumulated depreciation and amortization	(43,524)
	$ 2,103

NOTE C – Commitments and Contingencies

Operating Leases

The Company's lease for Oakland office space is on a month-to-month basis.

Rent expense for the year ended December 31, 2004 of $3,750, is included in occupancy in the statement of operations.

Concentrations of Credit Risk

The Company's receivables are predominantly from other broker-dealers.

Claims

The Company periodically is subject to claims and lawsuits in the ordinary course of business. The Company has filed a claim against one of its clearing brokers with the National Association of Securities Dealers (NASD) alleging breach of contract in connection with the wrongful transfer of one its clearing accounts to another clearing broker. To date, the Company and the parties are in the midst of discovery. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company.

NOTE D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company's net capital is $66,796, which is $16,796 in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004, was .33 to 1.0

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

INTEGRITY SECURITIES, INC.
COMPUTATION OF NET CAPITAL
December 31, 2004

Net Capital	
Stockholder's Equity	$ 84,724
Deductions and/or Charges	
Non-allowable assets:	
Commission receivable	(10,000)
Furniture and equipment, net	(2,103)
Other assets	(5,825)
	(17,928)
NET CAPITAL	$ 66,796
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable	$ 5,710
State income tax payable	800
Expense reimbursement payable	15,320
	$ 21,830
Computation of Basic Net Capital Requirements	
Minimum net capital requirement (6-2/3% of Aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 16,796
Ratio of aggregate indebtedness to net capital	.33 to 1.0

INTEGRITY SECURITIES, INC.
RECONCILIATION OF NET CAPITAL
December 31, 2004

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 78,925
Audit adjustments – (Increase) Decrease	
Accounts payable	3,991
State income tax payable	(800)
Expense reimbursement payable	(15,320)
Net capital, as computed	$ 66,796
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 9,701
Audit adjustments – Increase (decrease)	
Accounts payable	(3,991)
State income tax payable	800
Expense reimbursement payable	15,320
Aggregate indebtedness, as computed	$ 21,830

The differences result in a ratio of aggregate indebtedness to net capital of .33 to 1.0 rather than .12 to 1.0 as previously reported.

INTEGRITY SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

December 31, 2004

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMTION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

December 31, 2004

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

March 21, 2005

Board of Directors
Integrity Securities, Inc.
Oakland, California

We have audited the financial statements of Integrity Securities, Inc., for the year ended December 31, 2004, and have issued our report thereon dated March 21, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Integrity Securities, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve system, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Integrity Securities, Inc.
March 21, 2005
Page Two

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Integrity Securities Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.



CERTIFIED PUBLIC ACCOUNTANTS